UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
Belk, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Class A Common Stock, $0.01 Par Value
Class B Common Stock, $0.01 Par Value
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Ralph A. Pitts	With a Copy to:
Executive Vice President,
General Counsel
and Corporate Secretary	John D. Capers, Jr.
Belk, Inc.	King & Spalding LLP
2801 West Tyvola Road	1180 Peachtree Street
Charlotte, NC 28217-4500	Atlanta, GA 30309
(704) 357-1000	(404) 572-4600
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation* $49,400,000	Amount of filing fee $5,286

*	Calculated solely for the purpose of determining the filing fee. This calculation assumes the purchase of 2,600,000 shares at $19.00 per share.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid: $5,286

Form or Registration Number: Schedule TO
Filing Party: Belk, Inc.
Date Filed: April 17, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on April 17, 2006, as amended by Amendment No. 1 filed on May 5, 2006, relating to the issuer tender offer of Belk, Inc., a Delaware corporation, to purchase up to 1,300,000 shares of its Class A common stock, $0.01 par value per share, and up to 1,300,000 shares of its Class B common stock, $0.01 par value per share. Belk, Inc. is offering to purchase these shares at a price of $19.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 17, 2006 and in the related Letter of Transmittal, which as amended or supplemented from time to time together constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended.
     Belk is amending the Offer to clarify that it is offering to purchase up to 1,300,000 shares of its Class A common stock and up to 1,300,000 shares of its Class B common stock, for a total of 2,600,000 shares of common stock, and is disseminating the attached Supplement to Offer to Purchase to its stockholders. As a result of this clarification and the Supplement to Offer to Purchase, Belk has extended the Expiration Date of the Offer to 5:00 p.m., E.D.T, on May 18, 2006.
Items 1 through 11.
Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented in the manner set forth in the Supplement to Offer to Purchase, attached hereto as Exhibit (a)(8).
Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented as follows:
     (a)(8) Supplement to Offer to Purchase, dated May 5, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 5, 2006

Belk, Inc.
By:	/s/ Ralph A. Pitts
	Name:	Ralph A. Pitts
	Title:	Executive Vice President, General Counsel and Corporate Secretary

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)*	Form of Offer to Purchase, dated April 17, 2006.

(a)(2)*	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(3)*	Form of Letter to Stockholders of the Company from Thomas M. Belk, Jr., Chairman and Chief Executive Officer, dated April 17, 2006.

(a)(4)*	Form of Notice of Guaranteed Delivery.

(a)(5)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 17, 2006.

(a)(6)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)*	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of January 28, 2006, prepared by Willamette Management Associates.

(a)(8)	Supplement to Offer to Purchase, dated May 5, 2006.

(b)	Not applicable.

(d)(1)
Note and Pledge Agreement, dated October 1, 2001, by and between Thomas M. Belk, Jr. and Belk, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed on December 18, 2001).

(d)(2)
Note and Pledge Agreement, dated October 1, 2001, by and between H.W. McKay Belk and Belk, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, filed on December 18, 2001).

(d)(3)
Note and Pledge Agreement, dated October 1, 2001, by and between John R. Belk and Belk, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q, filed on December 18, 2001).

(d)(4)
Amended Note and Pledge Agreement, dated February 1, 2002, by and between John R. Belk and Belk, Inc. (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K, filed on May 3, 2002).

(d)(5)	Belk, Inc. 2000 Incentive Stock Plan (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K, filed on April 28, 2000).

(d)(6)	Belk, Inc. Executive Long Term Incentive Plan (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K, filed on April 14, 2005).

(d)(7)	Form of Belk, Inc. Executive Transition Incentive Plan Certificate (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on November 22, 2005).

(d)(8)	Belk, Inc. CFO Incentive Plan (incorporated by reference to Exhibit 10.1.3 of the Company’s Annual Report on Form 10-K, filed on April 13, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on April 17, 2006